VARIATION OF SETTLEMENT AGREEMENT

BETWEEN	Dr David Bennett (“the Chief Executive Officer”)
AND	Austral Pacific Energy Ltd. (“the Employer”)

BACKGROUND

A.	The parties entered into an agreement dated 23 December 2005 for the retirement of the Chief Executive Officer and settlement of matters between the parties (“Settlement Agreement”).

B.	The parties have now agreed to vary the settlement as it relates to the stock options granted to the Chief Executive Officer.

IT IS AGREED:

1.        The Settlement Agreement is varied by deleting clauses 5, 6 and 7, and inserting the following in their place:

“5.

The Chief Executive Officer agrees to waive all rights to, and allow the Employer to cancel, the 600,000 vested options and the 300,000 performance options which he would otherwise be entitled to retain.

6.

In consideration for the Chief Executive Officer agreeing as set out in clause 5, the Employer agrees to grant to the Chief Executive Officer 750,000 options with effect from 2 February 2006, vested immediately, at an exercise price of US$1.20, expiry 2 February 2008.

7.	[Not Used] “

2.        The Employer agrees to issue an Option Commitment granting the options as set out in clause 6 of the Settlement Agreement as amended, immediately upon execution of this variation to the Settlement Agreement.

3.        The Employer will sign a consultancy agreement with the Chief Executive Officer, substantially in the terms of the Employer’s standard consultancy agreement, with a guaranteed minimum period of two years from 2 February 2006, at an annual rate of NZ$1, payable in advance as a basic retainer for merely being available for consultation to the Company. All hours actually worked under such arrangements to be paid by the Employer at prevailing market rates for such services. The extent and timing of such additional services, if any, shall be in the Employer’s sole discretion. The Employer may terminate the agreement without cause anytime after July 1, 2007 on thirty days’ notice and any unexercised options then held by the Chief Executive Officer at the end of such thirty day period shall lapse without any payment due in consideration thereof.

3.        Except as amended by this variation, the Settlement Agreement is confirmed by both parties as remaining in full force, and this variation is subject to the confidentiality obligations set out in the Settlement Agreement.

Dated at Wellington this           day of February 2006

__________________________ Dr David Bennett

__________________________ for Austral Pacific Energy Ltd.